Exhibit 12
Ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends
Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and earnings by preferred stock dividend requirements. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and one-third of our rental expense, which we deem to represent interest. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. Before we issued the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Shares”), on November 21, 2008, we had had no preferred shares outstanding during the period presented. The Series A Preferred Shares were redeemed on May 27, 2009. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2007, 2010, and 2011. Our consolidated ratios for the periods indicated are as follows (amounts in thousands):

	Years ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income before taxes	$262,116	$212,410	$120,053	$133,402	$125,023
Fixed charges	195,400	153,739	128,725	174,661	200,727

Earnings, including interest on deposits	457,516	366,149	248,778	308,063	325,750
Less interest on deposits	83,237	71,150	73,551	118,683	159,371

Earnings, excluding interest on deposits	$374,279	$294,999	$175,227	$189,380	$166,379

Fixed charges:
Interest on deposits	$83,237	$71,150	$73,551	$118,683	$159,371
Interest on borrowings	100,823	76,684	52,807	53,878	39,223
Estimated interest component of rent expense	11,340	5,905	2,367	2,100	2,133

Fixed charges, including interest on deposits	195,400	153,739	128,725	174,661	200,727
Less interest on deposits	83,237	71,150	73,551	118,683	159,371

Fixed charges, excluding interest on deposits	112,163	82,589	55,174	55,978	41,356
Preferred stock dividend requirements	—	—	20,035	1,969	—

Combined fixed charges and preferred stock dividend requirements	$112,163	$82,589	$75,209	$57,947	$41,356

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.34	3.57	3.18	3.38	4.02
Including interest on deposits	2.34	2.38	1.93	1.76	1.62

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	3.34	3.57	2.06	3.23	4.02
Including interest on deposits	2.34	2.38	1.54	1.73	1.62